UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 21, 2024, BioNTech SE (“BioNTech,” or the “Company”) announced that it will present clinical trial data for selected programs from the Company’s diversified immuno-oncology pipeline at the American Society of Clinical Oncology (“ASCO”) Annual Meeting in Chicago, Illinois, from May 31 to June 4, 2024. Moreover, in support of the Company’s ongoing CAR-T cell and individualized mRNA programs, BioNTech will also present epidemiological and real-world data from two observational studies in patient populations for which product candidates are being developed in the Company’s respective clinical programs. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: May 21, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech to Present Clinical Data Updates for Next-Generation Immunotherapy Candidates at the ASCO Annual Meeting 2024